SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 9

NeighborCare, Inc.

(Name of Subject Company (Issuer))

Omnicare, Inc.

Nectarine Acquisition Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.02 per share

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

64015Y104

(CUSIP Number of Common Stock)

Joel F. Gemunder

President and Chief Executive Officer

Omnicare, Inc.

100 East RiverCenter Boulevard

Covington, Kentucky 41011

(859) 392-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

Morton A. Pierce, Esq.

Michael J. Aiello, Esq.

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,386,439,110	$175,662

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 43,672,753 shares of the common stock, par value $0.02, including the associated preferred stock purchase rights, of NeighborCare, Inc. (“Shares”), representing all of the outstanding Shares as of May 11, 2004 (less 100 Shares owned by Omnicare, Inc.), (ii) 259,980 Shares to be issued in connection with NeighborCare’s joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001 and (iii) 2,281,904 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares. The number of outstanding shares and shares reserved for issuance in connection with NeighborCare’s joint plan of reorganization is contained in the Quarterly Report on Form 10-Q filed by NeighborCare on May 14, 2004. The number of outstanding shares reserved for issuance upon the exercise of options is as disclosed in the transcript of NeighborCare, Inc.’s Second Quarter 2004 earnings conference call on May 13, 2004.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $175,662	Filing party: Omnicare, Inc.

Form or Registration No.: SC TO	Date Filed: June 4, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“the Commission”) on June 4, 2004 (the “Schedule TO”) by Omnicare, Inc., a Delaware corporation (“Omnicare”), and Nectarine Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Omnicare. The Schedule TO relates to a tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.02 per share, including the associated preferred stock purchase rights, of NeighborCare, Inc. (the “Company”) for a purchase price of $30.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as hereby or hereafter amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 4. Terms of the Transaction.

(a) On July 30, 2004, Omnicare extended the Offer until 5:00 p.m., New York City time, on August 31, 2004, unless further extended. The full text of a press release issued by Omnicare announcing the extension of the Offer is filed as Exhibit (a)(1)(Q) hereto and is incorporated herein by reference.

(b) Section 15 of the Offer to Purchase is hereby amended by deleting the words “or the benefits to be derived by Omnicare” in clause (vii) of subparagraph (a) and replacing them with the words “to Omnicare.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

(a) by inserting the following paragraph before the paragraph that begins, “On March 2, 2004,”:

“In late February 2004, the board of directors met and discussed, among other things, a proposed business combination involving Omnicare and NeighborCare. After consultation with Omnicare management and Omnicare’s legal and financial advisors, and based upon publicly available information for NeighborCare, the Omnicare board of directors authorized Mr. Gemunder to propose a business combination to Mr. Arlotta in which NeighborCare stockholders would receive $30.00 per share in a combination of cash and Omnicare common stock.”

(b) by inserting the following paragraph before the paragraph that begins, “On June 3, 2004”:

“Omnicare determined to make an all-cash offer for NeighborCare’s Common Stock (i) because the NeighborCare board of directors already had indicated that it had “no interest in pursuing” Omnicare’s prior proposal, which contemplated that NeighborCare stockholders would receive cash and Omnicare common stock, (ii) to make clear that Omnicare was offering $30.00 in value for each share of NeighborCare and (iii) to avoid, particularly in the context of a proposal that the NeighborCare board was unwilling to consider or even to discuss, any challenge to the value of Omnicare’s Offer (given that, if NeighborCare would agree to entertain Omnicare’s earlier proposal, a portion of the consideration would be paid in Omnicare common stock).”

Item 12. Exhibits.

Item 12 is hereby amended and supplemented with the following information:

Exhibit (a)(1)(O) Press release issued by Omnicare, Inc. on July 26, 2004.

Exhibit (a)(1)(P) Excerpts from the Transcript of Omnicare, Inc.’s Second Quarter 2004 Conference Call, dated July 26, 2004.

Exhibit (a)(1)(Q) Press release issued by Omnicare, Inc. on July 30, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2004

OMNICARE, INC.

By:	/s/ Cheryl D. Hodges
Name:	Cheryl D. Hodges
Title:	Senior Vice President and Secretary

NECTARINE ACQUISITION CORP.

By:	/s/ Cheryl D. Hodges
Name:	Cheryl D. Hodges
Title:	Secretary

EXHIBIT INDEX

(a	)(1)(A)	Offer to Purchase dated June 4, 2004.*

(a	)(1)(B)	Letter of Transmittal.*

(a	)(1)(C)	Notice of Guaranteed Delivery.*

(a	)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a	)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a	)(1)(G)	Summary Advertisement, published June 4, 2004.*

(a	)(1)(H)	Press release issued by Omnicare on June 4, 2004.*

(a	)(1)(I)	Selected material from a presentation of Omnicare, Inc. at the Goldman Sachs Healthcare Conference on June 9, 2004 at the Ritz-Carlton Laguna Niguel, Dana Point, California.*

(a	)(1)(J)	Press release issued by Omnicare, Inc. on June 14, 2004.*

(a	)(1)(K)	Press release issued by Omnicare, Inc. on June 15, 2004.*

(a	)(1)(L)	Selected material from a presentation of Omnicare, Inc. at the Jeffries & Company, Inc. Specialty and Post-Acute Services Conference on June 15, 2004 at the St. Regis Hotel, New York, New York.*

(a	)(1)(M)	Press release issued by Omnicare, Inc. on June 25, 2004.*

(a	)(1)(N)	Press release issued by Omnicare, Inc. on July 13, 2004.*

(a	)(1)(O)	Press release issued by Omnicare, Inc. on July 26, 2004.

(a	)(1)(P)	Excerpts from the Transcript of Omnicare, Inc.’s Second Quarter 2004 Conference Call, dated July 26, 2004.

(a	)(1)(Q)	Press release issued by Omnicare, Inc. on July 30, 2004.

(b	)	Commitment Letter Agreement among JPMorgan Chase Bank, J.P. Morgan Securities Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Inc., Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Omnicare Inc., dated June 3, 2004.*

(d	)	None.

(g	)	None.

(h	)	None.

*	previously filed